EXHIBIT 99.7

Stellent, Inc.

Telephone Voting Script

Speech 1	Welcome to the electronic voting system. Please have your proxy card available before voting. Please enter your three digit company number located in the box in the upper right hand corner of the proxy card.

Speech 1a	One moment please while we verify your information.

Speech 2	Please enter your seven-digit NUMERIC Control Number that is located in the box, directly under your company number.

Speech 3	Please enter the last four digits of the US Tax Payer Identification Number for this account followed by the pound sign.

Speech 4	To vote as the Stellent, Inc., Board recommends on ALL proposals — Press 1. System goes to Closing A

Speech 5	To vote on each proposal separately, Press 2.

Speech 6	Item 1:
To vote FOR, Press 1; AGAINST, Press 2; to Abstain, Press 3.

Speech 7	Item 2:
To vote FOR, Press 1; AGAINST, Press 2; to Abstain, Press 3.

Closing A	You have cast your vote as follows. You have voted in the manner recommended by the board of directors. Your vote has been successfully recorded. It is not necessary for you to mail in your card. If you wish to vote another card or change your vote, press 1; otherwise, please hang up. Thank you for voting

If 1 is pressed — go to Speech 1.

Closing B	You have cast your vote as follows:
Item 1 — For, Against, Abstain
Item 2 — For, Against, Abstain

Your vote has been successfully recorded. It is not necessary for you to mail in your card. If you wish to vote another card or change your vote, press 1; otherwise, please hang up. Thank you for voting.

If 1 is pressed, go to Speech 1.

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